UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Aviragen Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

053761102

(CUSIP Number)

DIGIRAD Corporation 1048 Industrial Court Suwanee, Georgia 30024 (858) 726-1600	East Hill Management Company, LLC 70 Main Street, Suite 300 Peterborough, New Hampshire 03458 (603) 371-9032

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Digirad Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%[1]
14	TYPE OF REPORTING PERSON

CO

1 Based on 38,649,237 shares of common stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on

November 7, 2017.

2

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

East Hill Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,915,438
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,915,438
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,915,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%[2]
14	TYPE OF REPORTING PERSON

OO

2 Based on 38,649,237 shares of common stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on

November 7, 2017.

3

CUSIP NO. 053761102

1	NAME OF REPORTING PERSON

Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,195,106
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,195,106
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,195,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%[3]
14	TYPE OF REPORTING PERSON

IN

3 Based on 38,649,237 shares of common stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on

November 7, 2017.

4

CUSIP NO. 053761102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This is a new joint filing which amends and restates the Schedule 13D filed by East Hill Management Company, LLC, Landon T. Clay, and Thomas M. Clay with the Securities and Exchange Commission (“SEC”) on June 19, 2017 (the “Original Schedule 13D”). The Reporting Persons (as defined herein) will make future amendments to this Schedule 13D and not the Original Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.10 par value per share (the “Shares”), of Aviragen Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Digirad Corporation, a Delaware corporation (“Digirad”), with respect to the Shares directly and beneficially owned by it;
(ii)	East Hill Management Company, LLC, a Delaware limited liability company (“EHM”), with respect to the Shares directly and beneficially owned by it and as investment manager of EHHF (as defined below) and the EHM Managed Accounts (as defined in Item 3); and
(iii)	Thomas M. Clay, with respect the Shares directly and beneficially owned by him and as Manager of EHM and Trustee of the LTC Trust (as defined below).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

EHM is the investment manager of East Hill Hedge Fund, LLC, a Delaware limited liability company (“EHHF”) and the EHM Managed Accounts, each of which directly owns Shares. Mr. Thomas M. Clay is the sole Manager of EHM. Each of EHHF and the EHM Managed Accounts has delegated to EHM the sole authority to vote and dispose of the securities held by them pursuant to an Investment Management Agreement. As a result, each of EHM and Thomas M. Clay may be deemed to beneficially own the Shares held by each of EHHF and the EHM Managed Accounts. Thomas M. Clay is a Trustee of the Landon T. Clay 2009 Revocable Trust (the “LTC Trust”), which directly owns Shares. As Trustee, Mr. Thomas M. Clay has been delegated sole authority to vote and dispose of the securities held in the LTC Trust. As a result, Mr. Thomas M. Clay may be deemed to beneficially own the Shares held by the LTC Trust.

(b)       The address of the principal office of Digirad is 1048 Industrial Court, Suwanee, Georgia 30024. The principal business address of EHM and Mr. Thomas M. Clay is c/o East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, New Hampshire 03458. The officers and directors of Digirad, and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

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CUSIP NO. 053761102

(c)       The principal business of Digirad is providing mobile healthcare solutions and medical equipment and services, including diagnostic imaging and patient monitoring, to hospitals, physician practices, and imaging centers throughout the U.S. The principal business of EHM is as a registered investment advisory firm which acts as investment manager to EHHF and the EHM Managed Accounts. The principal occupation of Mr. Thomas M. Clay is as a Vice President and sole Manager of EHM. Mr. Thomas M. Clay is also a Trustee of the LTC Trust, the President of LTC Corporation and a director and the chief executive officer of Golden Queen Mining Co. Ltd. (Toronto Stock Exchange: GQM), and chairman of ThromboGenics, NV (Euronext: THR).

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Except as otherwise set forth on Schedule A, annexed hereto, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Thomas M. Clay is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Digirad were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,000 Shares owned directly by Digirad is approximately $681, including brokerage commissions.

The Shares purchased by EHHF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,779,646 Shares owned directly by EHHF is approximately $11,401,513, including brokerage commissions.

The 194,081 Shares owned by the LTC Trust were acquired as set forth in this paragraph. Mr. Landon T. Clay previously owned certain interests of Prolysis Limited (“Prolysis”). Subsequently, Biota Holdings (“Holdings”) purchased certain assets of Prolysis in exchange for equity issued by Holdings (the “Prolysis-Holdings Transaction”). Promic Limited (“Promic”), as successor-in-interest to Prolysis, subsequently distributed to its partners, including Mr. Landon T. Clay, the father of Mr. Thomas M. Clay, the Holdings equity it acquired in the Prolysis-Holdings Transaction (the “Biota Distribution”). Subsequently, Holdings merged with Nabi Biopharmaceuticals (“Nabi”), with Biota Pharmaceuticals Inc. (“Biota”) as the surviving entity as a result of such merger (the “Nabi Merger”). Biota is the immediate predecessor to the Issuer. Mr. Landon T. Clay is the donor of the assets held directly by the LTC Trust and transferred the Shares he acquired through the Biota Distribution to the LTC Trust. Mr. Landon T. Clay has since passed away. Mr. Thomas M. Clay is a Trustee of the LTC Trust. Each of Mr. Landon T. Clay’s four sons, including Mr. Thomas M. Clay, has a remainder beneficial interest in the LTC Trust.

Messrs. Landon T. Clay and Thomas M. Clay also acquired Shares as part of various partnership distributions. Certain limited partnerships (the “VC Partnerships”), of which Messrs. Landon T. Clay and Thomas M. Clay were limited partners, also invested in Prolysis and, consequently, also received equity interests of predecessors to the Issuer through the Biota Distribution. Upon the liquidation of the various VC Partnerships, the VC Partnerships distributed their equity interests (the “VC Partnership Distribution”), including interests in the predecessors to the Issuer, to their limited partners, including Messrs. Landon T. Clay and Thomas M. Clay. EHM was the general partner of each of the VC Partnerships and also received Shares as payment of management fees and upon the liquidation of each VC Partnership. Mr. Thomas M. Clay also acquired certain Shares as a result of owning Nabi common stock at the time of the Nabi Merger and through liquidating distributions of certain charitable lead trusts (the “Charitable Trusts”). Mr. Landon T. Clay was the donor of the Charitable Trusts, and all of Mr. Landon T. Clay’s four sons, including Mr. Thomas M. Clay, were the ultimate beneficiaries upon the expiration of the Charitable Trusts.

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CUSIP NO. 053761102

The following Shares beneficially owned by EHM on behalf of the following managed accounts for which EHM acts as the investment manager were acquired through the VC Partnership Distribution or purchased with working capital received through donations by Mr. Landon T. Clay (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as described in this paragraph, except as otherwise noted: (i) 358,024 Shares beneficially owned by EHM on behalf of The Clay Mathematics Institute, Inc. (the “CMI”), the aggregate purchase price of which was approximately $3,276,917, including brokerage commissions, (ii) 342,672 Shares beneficially owned by EHM on behalf of the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”), of which 335,612 Shares had an aggregate purchase price of approximately $3,571,184, including brokerage commissions and the remaining 7,060 Shares were acquired by the Monadnock Trust through the VC Partnership Distribution, (iii) 362,437 Shares beneficially owned by EHM on behalf of the Skadutakee Charitable Annuity Lead Trust II dated June 28, 1993 (the “Skadutakee II Trust”), the aggregate purchase price of which was approximately $3,215,324, including brokerage commissions, (iv) 16,116 Shares beneficially owned by EHM on behalf of the Sea Turtle Conservancy Inc. (the “STC”), the aggregate purchase price of which was approximately $163,375, including brokerage commissions and (v) 55,539 Shares beneficially owned by EHM on behalf of the Clay Fellowships Charitable Trust (the “Fellowships”), the aggregate purchase price of which was approximately $435,311, including brokerage commissions. CMI, the Monadnock Trust, the Skadutakee II Trust, the STC and the Fellowships are collectively referred to in this Schedule 13D as the “EHM Managed Accounts.” Each of Mr. Landon T. Clay’s four sons, including Mr. Thomas M. Clay, has a remainder beneficial interest in each of the Monadnock Trust and the Skadutakee II Trust.

The 1,004 Shares owned by EHM were acquired as payment of management fees and through the VC Partnership Distribution. Upon the liquidation of the various VC Partnerships, the VC Partnerships distributed their equity interests, including interests in the predecessors to the Issuer, to EHM, which was the general partner of each VC Partnership.

The 85,587 Shares owned directly by Mr. Thomas M. Clay were acquired as follows: (i) 1,707 Shares were acquired as a result of the VC Partnership Distribution, (ii) 52,544 Shares were acquired as a result of distributions by the Charitable Trusts and (iii) 31,336 Shares were acquired through the Nabi Merger.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer should immediately take the necessary steps to call an annual meeting of stockholders to elect directors since it has been more than thirteen months since the Issuer’s last such meeting. The Reporting Persons believe that it is a fundamental right of stockholders to elect directors on an annual basis and that such an election is far overdue with respect to the Issuer. The Reporting Persons intend to submit director nominations to the Board of Directors of the Issuer (the “Board”) to be considered at the next stockholder meeting held to elect directors. Additionally, the Reporting Persons do not believe the proposed merger between the Issuer and Vaxart, Inc. is in the best interest of the Issuer or its stockholders.

7

CUSIP NO. 053761102

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,649,237 Shares outstanding as of November 3, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2017.

A.	Digirad
(a)	As of the close of business on December 28, 2017, Digirad directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 1,000 4. Shared power to dispose or direct the disposition: 0

(c)	Digirad has not entered into any transactions in the Shares during the past sixty (60) days.
B.	EHM
(a)	As of the close of business on December 28, 2017, EHM directly owned 1,004 Shares. As the investment manager of EHHF and the EHM Managed Accounts, EHM may be deemed the beneficial owner of (i) the 1,779,646 Shares owned directly by EHHF and (ii) the 1,134,788 Shares held in the EHM Managed Accounts.

Percentage: Approximately 7.5%

8

CUSIP NO. 053761102

(b)	1. Sole power to vote or direct vote: 2,915,438
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,915,438
4. Shared power to dispose or direct the disposition: 0

(c)	EHM has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of EHHF and through the EHM Managed Accounts during the past sixty (60) days are set forth in Schedule B and incorporated herein by reference.
C.	Mr. Thomas M. Clay
(a)	As of the close of business on December 28, 2017, Mr. Thomas M. Clay directly owned 85,587 Shares. As the Manager of EHM and a Trustee of the LTC Trust, Mr. Thomas M. Clay may be deemed to be the beneficial owner of (i) the 1,779,646 Shares owned directly by EHHF, (ii) the 1,134,788 Shares held in the EHM Managed Accounts, (iii) the 1,004 Shares owned directly by EHM and (iv) the 194,081 Shares owned directly by the LTC Trust.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 3,195,106
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,195,106
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Thomas M. Clay has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of EHHF and through the EHM Managed Accounts during the past sixty (60) days are set forth in Schedule B and incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. As of the close of business on December 28, 2017, the aggregate beneficial ownership by the members of the group was 3,196,106 Shares, or approximately 8.3% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
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CUSIP NO. 053761102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 29, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) form a group (collectively, the “Concerned Aviragen Shareholders Group” or “CAS Group”) for the purposes of (i) seeking representation on the Board at the next meeting of stockholders of the Issuer at which directors can be elected, (ii) for soliciting stockholder support for director nominations and any other proposal submitted by the CAS Group and (iii) for such other actions as the members of the CAS Group agree to take, including, but not limited to, soliciting stockholder support against the proposed merger between the Issuer and Vaxart, Inc., and for the purpose of taking all other action necessary to achieve the foregoing. Pursuant to the Joint Filing and Solicitation Agreement, the Reporting Persons agreed that (i) any director candidates to be nominated to the Board by the CAS Group shall be selected by mutual agreement, (ii) all strategic decisions regarding the actions taking by the CAS Group shall be decided by mutual agreement and (iii) Digirad alone shall have the right to pre-approve all expenses incurred in connection with the CAS Group’s activities and agrees to pay directly all such pre-approved expenses. Under the Joint Filing and Solicitation Agreement, East Hill agreed that it will not, and it will cause its affiliates not to, sell to the Issuer any shares of the Issuer beneficially owned by East Hill or its affiliates unless (i) East Hill reasonably believes that any large shareholder (beneficial owner of at least 3% of the outstanding shares) of the Issuer intends to sell, or has sold, any shares of the Issuer to the Issuer at a premium over the then current trading price of the shares of the Issuer or (ii) East Hill reasonably believes that the CAS Group will be unsuccessful in its efforts to elect directors to the Board. In addition, the Reporting Persons agreed that if the CAS Group is successful in its nomination of directors to the Board, the CAS Group will seek reimbursement for (i) East Hill’s legal expenses relating to its previous efforts to effect change at the Issuer and (ii) the CAS Group’s and Digirad’s legal expenses relating to the CAS Group’s activities. The foregoing description of the Joint Filing and Solicitation Agreement is qualified in its entirety by reference to the Joint Filing and Solicitation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement, dated December 29, 2017.

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CUSIP NO. 053761102

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2017

Digirad Corporation

By:	/s/ Jeffry R. Keyes
	Name:	Jeffry R. Keyes
	Title:	Chief Financial Officer

EAST HILL MANAGEMENT COMPANY, LLC

By:	/s/ Thomas M. Clay
	Name:	Thomas M. Clay
	Title:	Manager

/s/ Thomas M. Clay
Thomas M. Clay

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CUSIP NO. 053761102

SCHEDULE A

Directors and Officers of Digirad Corporation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Executive Officers
Matthew G. Molchan	President, Chief Executive Officer and Director of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Jeffry R. Keyes	Chief Financial Officer and Corporate Secretary of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Virgil J. Lott	President, Diagnostic Imaging division of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Martin B. Shirley	President, Digirad Imaging Solutions division of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Non-Employee Directors
John M. Climaco	Executive Vice President of Perma-Fix Medical S.A.	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Charles M. Gillman	Executive Managing Director of the IDWR Multi-Family Office	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Jeffrey E. Eberwein	Chairman of the Board of Digirad Corporation, Founder and Chief Executive Officer of Lone Star Value Management, LLC	c/o Lone Star Value Management, LLC 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870	United States
Dimitrios J. Angelis	Executive Counsel of Life Sciences Law Group, Director of Digirad Corporation	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
John W. Sayward	Director of Digirad Corporation, Retired Partner of Nippon Heart Hospital LLC	c/o Digirad Corporation, 1048 Industrial Court, Suwanee, Georgia 30024	United States
Michael A. Cunnion	President and Chief Executive Officer of Remedy Health Media, Director of Digirad Corporation	c/o Remedy Health Media, 750 Third Avenue, 6th Floor, New York, New York 10017	United States

CUSIP NO. 053761102

Lone Star Value Management, LLC, Mr. Eberwein and Mr. Gillman are each subject to a Securities and Exchange Commission (“SEC”) administrative order, dated February 14, 2017 (Securities Exchange Act Release No. 80038), relating to alleged violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, including failing to disclose the members of a stockholder group, and further allegations that Messrs. Eberwein and Gillman violated Section 16(a) of the Exchange Act and the rules promulgated thereunder, including failing to timely file initial statements of beneficial ownership on Form 3 and changes thereto on Form 4. Without admitting or denying any violations, (i) Lone Star Value Management agreed to cease and desist from committing or causing any violations of Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder, and paid a civil penalty of $120,000 to the SEC and (ii) Messrs. Eberwein and Gillman agreed to cease and desist from committing or causing any violations of (x) Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder and (y) Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder, and each paid a civil penalty to the SEC in the respective amounts of $90,000 and $30,000.

CUSIP NO. 053761102

SCHEDULE B

Transaction in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sold

EAST HILL management company, LLC

(through EHHF)

(93,282)	0.8530	10/30/2017

EAST HILL management company, LLC

(through the EHM Managed Accounts)

(59,638)	0.8530	10/30/2017